Filed Pursuant to Rule 253(g)(2)

File No. 024-12624

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 4 DATED April 30, 2026

TO THE OFFERING CIRCULAR DATED JUNE 3, 2025

This document (“Supplement No. 4”) supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated June 3, 2025, as filed by us with the Securities and Exchange Commission (the “SEC”) on June 3, 2025 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

New Corporate Office

Effective as of the date of this Supplement No. 4, the Company’s corporate address has been relocated to 314 North Main Street, Suite 200F, Roanoke, Indiana 46783.

New Mailing Address

Effective as of the date of this Supplement No. 4, the Company’s mailing address has been relocated to P.O. Box 278, Roanoke, Indiana 46783.